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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*

             American Gaming & Entertainment, Ltd. (Formerly Gamma
                             International, Ltd.)
                               (Name of Issuer)

       Common Stock; Series C Preferred Stock; Series D Preferred Stock;
                           Series E Preferred Stock
                        (Title of Class of Securities)

                                 3 64907-10-5
                                (CUSIP Number)

                 Mutual Investors Funding Corporation (MIFCO)
                             1600 Route 208 North
                          Hawthorne, New Jersey 07507
                          Attention: Gary D. Peiffer
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                              January 30, 1997
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                 SCHEDULE 13D

CUSIP No.   3 64907-10-5


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Mutual Investors Funding Corp. (MIFCO)
                  Federal I.D. No. 22-3178544

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) / /
                                                                     (b) / /
3        SEC USE ONLY


4        SOURCE OF FUNDS*


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                              / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                           0

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  0

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0

14       TYPE OF REPORTING PERSON*
                  CO

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                                 SCHEDULE 13D


Item 5.   Interest in Securities of Issuer

          (a)-(e) Mutual Investors Funding Corporation ("MIFCO") transferred its entire beneficial ownership of Common Stock, par value $.01 per share (the "Common Stock") and securities convertible into Common Stock of American Gaming & Entertainment, Ltd., formerly known as Gamma International, Ltd. ("Gaming") pursuant to the Stipulation described in Item 6 below.

          Contracts, Arrangements, Understandings
          or Relationships With Respect to
Item 6.   Securities of the Issuer

          MIFCO transferred all of its shares of the Common Stock and securities convertible into Common Stock of Gaming to Richard C. Breeden, Chapter 11 Trustee for the Bennett Funding Group, Inc., et al. pursuant to a Stipulation approved by the United States Bankruptcy Court for the Northern District of New York on November 27, 1996.

Item 7.  Materials to be filed as Exhibits

         (a) Stipulation by and between MIFCO and Richard C. Breeden, Chapter 11 Trustee for the Bennett Funding Group, Inc., et al., and Order approved by the United States Bankruptcy Court for the Northern District of New York on November 27, 1996.



                                  SIGNATURES

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement on Schedule 13D concerning the Common Stock, Series C Preferred Stock, Series D Preferred Stock, and Series E Preferred Stock of American Gaming & Entertainment, Ltd. is true, complete and correct.

Dated: February 14, 1997


                                  Mutual Investors Funding Corp.

                              By: /s/ Gary D. Peiffer
                                  ___________________________
                                  Gary D. Peiffer, President






                [Signature Page of Schedule 13D with respect to
                        Mutual Investors Funding Corp.]